Exhibit 99.1

Sunlands Technology Group Announces Unaudited

First Quarter 2020 Financial Results

BEIJING, May 27, 2020 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operational Snapshots

•	Net revenues were RMB565.1 million (US$79.8 million), representing a 0.2% increase year-over-year.

•	Gross billings (non-GAAP) were RMB516.8 million (US$73.0 million), representing a 22.2% decrease year-over-year.

•	Gross profit was RMB468.2 million (US$66.1 million), representing a 2.2% decrease year-over-year.

•	Net loss was RMB65.6 million (US$9.3 million), representing a 41.9% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenues, decreased to 11.6% from 20.0% in the first quarter of 2019.

•	New student enrollments[1] were 70,098, representing a 29.9% decrease year-over-year.

•	As of March 31, 2020, the Company’s deferred revenue balance was RMB3,105.5 million (US$438.6 million).

“Sunlands delivered solid first quarter results despite significant challenges stemming from the COVID-19 pandemic, specifically the lockdown of our Wuhan campus, which affected almost half of our sales force, and the postponement of national STE exams from April to August that has resulted in delay in student enrollments for our preparation classes," said Mr. Tongbo Liu, Chief Executive Officer of Sunlands." Our capacity utilization was significantly

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1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

limited due to the pandemic and gradually improved to about 80% during the quarter, thanks to the extraordinary efforts of our employees and our robust online infrastructure. We achieved gross billings of RMB516.8 million in the first quarter, in addition to profitability improvement with net loss margin narrowed by 8.4 percentage points to 11.6%, as a result of our prudent cost and expense management. In addition, during the pandemic, we offered online courses of considerable value for free and made several donations including 5 million RMB in cash to Wuhan to show our support.

“We are also pleased to see continued loyalty and enthusiasm for learning demonstrated by our students. In the first quarter, total time spent on live streaming classes and number of quizzes taken per active user increased 19% and 21% respectively year-over-year. Inspired by people’s changing behavior patterns during the lockdown , in the first quarter of 2020, we began experimenting with new approaches to student acquisition, aiming to increase sales efficiencies and student conversions. In addition, we continued to diversify our online course offerings to include more master's degree-oriented, professional certificate and non-degree programs, in order to drive new growth by catering to a wider student base, increasing our students’ willingness to pay for more courses and maximizing their engagement. As the macro and market conditions continue to gradually improve, we are confident to enhance our financial and operating results for the rest of the year. In the long run, we will further focus on student acquisition strategies, diversification of our course offerings, upgrade of our offerings and investment in IT infrastructure, all in an effort to better satisfy our students’ needs and strengthen our brand value.”

Ms. Selena Lv Lu, Chief Financial Officer of Sunlands, said, "During the first quarter, we continued our balanced approach to both revenue growth and profitability. We were pleased, especially amidst the difficulties caused by the COVID-19 outbreak, to see sustained strength in our gross profit, which increased sequentially for two quarters in a row as well as narrowing of net losses both sequentially and year-over-year. With cost structure optimization a continued priority, our operating expenses decreased 7.3%, compared with the same period last year. Looking ahead, we are optimistic that along with our new initiatives focused on student acquisition and enriched content, we can further leverage our existing infrastructure to improve both the durability and effectiveness of our business model, and ultimately drive long-term growth.”

Financial Results for the first quarter of 2020

Net Revenues

In the first quarter of 2020, net revenues was RMB565.1 million (US$79.8 million), relatively flat compared with the first quarter of 2019.

Cost of Revenues

Cost of revenues increased by 13.4% to RMB96.9 million (US$13.7 million) in the first quarter of 2020 from RMB85.5 million in the first quarter of 2019, which was primarily due to an increase in expenses related to fees to educational institutions.

Gross Profit

Gross profit decreased by 2.2% to RMB468.2 million (US$66.1 million) in the first quarter of 2020 from RMB478.7 million in the first quarter of 2019.

Operating Expenses

In the first quarter of 2020, operating expenses were RMB567.8 million (US$80.2 million), representing a 7.3% decrease from RMB612.7 million in the first quarter of 2019.

Sales and marketing expenses decreased by 7.9% to RMB457.9 million (US$64.7 million) in the first quarter of 2020 from RMB497.3 million in the first quarter of 2019. The decrease was mainly due to reduced marketing spending, reflective of our disciplined, prudent cost management, and the decrease in expenses related to sales and marketing personnel.

General and administrative expenses was RMB88.5 million (US$12.5 million) in the first quarter of 2020, which was flat compared to the same period of 2019.

Product development expenses decreased by 20.6% to RMB21.4 million (US$3.0 million) in the first quarter of 2020 from RMB27.0 million in the first quarter of 2019. The decrease was primarily due to a decrease in the compensation incurred related to our product and technology development personnel during the quarter.

Other income

Other income increased to RMB29.0 million in the first quarter of 2020 from RMB298 thousand in the first quarter of 2019. The increase was primarily due to the value-added tax exemption offered by the relevant authorities in an amount of RMB19.8 million during the COVID-19 outbreak, and government subsidies of RMB8.4 million.

Net Loss

Net loss for the first quarter of 2020 was RMB65.6 million (US$9.3 million), compared with RMB112.9 million in the first quarter of 2019.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB9.62 (US$1.36) in the first quarter of 2020.

Cash and Cash Equivalents and Short-term Investments

As of March 31, 2020, the Company had RMB1,340.2 million (US$189.3 million) of cash and cash equivalents and RMB143.4 million (US$20.3 million) of short-term investments, compared with RMB1,402.2 million of cash and cash equivalents and RMB217.6 million of short-term investments as of December 31, 2019.

Deferred Revenue

As of March 31, 2020, the Company had a deferred revenue balance of RMB3,105.5 million (US$438.6 million), compared with RMB3,228.8 million as of December 31, 2019.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support Sunlands’ operations. Capital expenditures were RMB7.0 million (US$1.0 million) in the first quarter of 2020, compared with RMB1.1 million in the first quarter of 2019.

Outlook

For the second quarter of 2020, Sunlands currently expects net revenues to be between RMB500.0 million to RMB520.0 million, which would represent a decrease of 9.5% to 5.9% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate for March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on May 27, 2020, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong local toll:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until June 3, 2020.

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	10144118

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,”

“plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Head of Investor Relations

Daisy Wang

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,402,226	1,340,191	189,271
Short-term investments	217,640	143,392	20,251
Prepaid expenses and other current assets	180,881	189,829	26,810
Deferred costs, current	243,447	241,266	34,073
Total current assets	2,044,194	1,914,678	270,405
Non-current assets
Property and equipment, net	545,675	542,810	76,659
Intangible assets, net	1,176	1,043	147
Right-of-use assets	598,991	586,617	82,846
Deferred costs, non-current	205,488	209,733	29,620
Long-term investments	40,026	39,873	5,631
Deferred tax assets	85,513	58,235	8,224
Other non-current assets	447,639	448,731	63,373
Total non-current assets	1,924,508	1,887,042	266,500
TOTAL ASSETS	3,968,702	3,801,720	536,905

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB209,727 and RMB218,888 as of December 31, 2019 and March 31, 2020, respectively)	435,225	491,408	69,400
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,162,938 and RMB871,893 as of December 31, 2019 and March 31, 2020, respectively)	1,670,076	1,559,954	220,308
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of 22,659 and RMB21,928 as of December 31, 2019 and March 31, 2020, respectively)	40,236	40,033	5,654
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2019, and March 31, 2020, respectively)	61,540	61,540	8,691
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2019 and March 31, 2020, respectively)	32,500	32,500	4,590
Total current liabilities	2,239,577	2,185,435	308,643

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,096,482 and RMB951,283 as of December 31, 2019 and March 31, 2020, respectively)	1,558,694	1,545,563	218,275
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of 358,467 and RMB346,944 as of December 31, 2019 and March 31, 2020, respectively)	616,246	604,015	85,303
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of 4,415 and RMB4,514 as of December 31, 2019 and March 31, 2020, respectively)	87,954	59,181	8,358
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of December 31, 2019 and March 31, 2020, respectively)	11,469	10,709	1,512
Long-term debt, non-current (including long-term debt, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2019 and March 31, 2020, respectively)	193,125	185,000	26,127
Total non-current liabilities	2,467,488	2,404,468	339,575
TOTAL LIABILITIES	4,707,065	4,589,903	648,218

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,830,183 and 1,875,183 shares issued as of December 31, 2019 and March 31, 2020, respectively; 1,728,006 and 1,761,655 shares outstanding as of December 31, 2019 and March 31, 2020, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,258,686 and 4,213,686 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,363,999	2,360,379	333,349
Accumulated deficit	(3,244,587)	(3,310,098)	(467,475)
Accumulated other comprehensive income	142,435	161,798	22,850
Total Sunlands Technology Group shareholders’ deficit	(738,151)	(787,919)	(111,276)
Noncontrolling interest	(212)	(264)	(37)
TOTAL SHAREHOLDERS’ DEFICIT	(738,363)	(788,183)	(111,313)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,968,702	3,801,720	536,905

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net revenues	564,215	565,099	79,807
Cost of revenues	(85,473)	(96,912)	(13,687)
Gross profit	478,742	468,187	66,120

Operating expenses
Sales and marketing expenses	(497,334)	(457,855)	(64,661)
Product development expenses	(26,957)	(21,395)	(3,022)
General and administrative expenses	(88,437)	(88,502)	(12,499)
Total operating expenses	(612,728)	(567,752)	(80,182)
Loss from operations	(133,986)	(99,565)	(14,062)
Interest income	24,309	6,820	964
Interest expense	(3,731)	(3,187)	(450)
Other income, net	298	29,028	4,100
Loss before income tax expenses	(113,110)	(66,904)	(9,448)
Income tax expenses	-	1,494	211
Gain/(loss) from equity method investments	180	(153)	(22)
Net loss	(112,930)	(65,563)	(9,259)

Less: Net income/(loss) attributable to noncontrolling interest	10	(52)	(7)

Net loss attributable to Sunlands Technology Group	(112,940)	(65,511)	(9,252)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(16.48)	(9.62)	(1.36)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,853,855	6,809,383	6,809,383

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net loss	(112,930)	(65,563)	(9,259)
Other comprehensive (loss) / income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(36,405)	19,363	2,735
Total comprehensive loss	(149,335)	(46,200)	(6,524)
Less: comprehensive income/(loss) attributable to noncontrolling
interest	10	(52)	(7)
Comprehensive loss attributable to Sunlands Technology
Group	(149,345)	(46,148)	(6,517)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
Net revenues	564,215	565,099
Less: other revenues	(9,386)	(6,794)
Add: tax and surcharges	22,896	35,203
Add: ending deferred revenue	3,372,174	3,105,517
Add: ending refund liability	-	175,006
Less: beginning deferred revenue	(3,286,025)	(3,228,770)
Less: beginning refund liability	-	(128,478)
Gross billings (non-GAAP)	663,874	516,783

Net loss	(112,930)	(65,563)
Add: income tax expenses	-	(1,494)
depreciation and amortization	9,262	9,158
interest expense	3,731	3,187
Less: interest income	(24,309)	(6,820)
EBITDA (non-GAAP)	(124,246)	(61,532)